UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2008

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated March 20, 2008.

Exhibit 99.1

NOTIFICATION OF SHARE REPURCHASE

Golar LNG Limited ("Golar") announces that in connection with its total return swap ("TRS" or "equity swap") it has acquired a further 24,900 of its own shares with respect to the share buyback announced on November 29, 2007. The shares were acquired at an average price of Nok 85.67 (approximately USD 16.7). The swap has a remaining term of about 4 months.

After this transaction Golar holds a total of 375,000 shares in its own right together with 300,000 shares in connection with the equity swap noted above.

Golar LNG Limited Hamilton, Bermuda. March 17, 2008.

Contacts:

Golar Management (UK) Ltd +44 (0) 207 517 8600
Gary Smith, CEO Graham Robjohns, CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: March 20, 2008	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer